Exhibit 99.4

Announcement

20 April 2005

CABLE & WIRELESS ANNOUNCES NEXT GENERATION NETWORK PLAN

•	Investment of £190 million over the next three years in Next Generation Network (“NGN”), and associated IT systems and processes, to serve customer demand for new services, reduce operating costs and exploit UK network scale;

•	Implementation of a programme to reduce outpayments and network costs by £50m in 2005/6;

•	Bulldog’s exchange roll out ahead of schedule; new leadership in place; consideration being given to expand coverage beyond 30 percent of the UK market

Cable and Wireless plc (“Cable & Wireless”) CEO, Francesco Caio, today announced the Group's intention to commit £190 million over the next three years to the transformation of its UK core network, and associated IT systems and processes. Commenting on the plans, Francesco Caio said:

“After a period of intense focus on fixing the legacy issues, we are now moving our attention to building our competitive position in the UK. Continued dialogue with our customers confirms that in all segments demand is rapidly shifting towards IP and broadband services.

“That shift in demand and the rapid advance in IP technologies provide the opportunity for Cable & Wireless to lead the transformation of the UK telecom industry with the creation of a new model of telecom operator, where strong focus on customer needs and the development of new services is supported by a broadband access network and an IP core.

“The migration to Next Generation Networks will be a catalyst to change the dynamics of the UK telecoms market. Increased functionality, customisation and reduced unit costs will be the rewards for operators with the scale and resources to take advantage of this technology shift.

“We are also encouraged by the ongoing OFCOM review and its emphasis on infrastructure based competition in the UK.

“With the UK’s second largest network infrastructure Cable & Wireless has the requisite scale and is well positioned to take advantage of these customer demands. The shift to Next Generation Networks together with our investment in local loop unbundling/broadband will further differentiate us from other UK operators”.

Background

In November last year Cable & Wireless reorganised its UK business around three elements, to compete more effectively, with:

• Establishment of four customer segment focused business units (Enterprise, Business, Carrier Services and Bulldog);
• Investment in a broadband access network and capabilities through Bulldog;
• Creation of an integrated operations unit – comprising network, IT systems and field operations - aimed at optimising cost and exploiting our infrastructure.

Investment in Next Generation Network (“NGN”) and Operations

The new Operations team, led by Frank Mount, has completed the first phase of a review of our network and operating costs.

It has become clear that significant benefits can be achieved by adopting NGN architecture and the associated IT systems and processes.

The UK business benefits from past investment and, as a result, is capable of being upgraded to a single IP platform (NGN) with relatively limited incremental investment to offer highly innovative and cost competitive services.

We expect our NGN architecture build to be completed by the end of financial year 2007/08, and to have the following key elements:

• Convergence of Cable & Wireless’ existing five separate service platforms onto a single integrated IP service platform;

• Reduction of backbone nodes by 50 percent and rationalisation of metro-edge and metro-access nodes;

• Installation of ten new soft switches to replace the existing seventy legacy voice switches (subject to the timing of traffic switching away from legacy products).

This single, integrated and versatile IP based platform will present a significant competitive advantage to C&W. These benefits include:

• Enhancing our ability to offer market leading IP services, in line with the rapidly developing demand from business and residential customers;

• Offering our customers the opportunity to migrate to new services ahead of the equivalent transformation so far outlined by BT;

• Materially reducing Cable & Wireless’ operating and maintenance costs as a result of the simplification of physical and software architecture. Cost savings will increase over time and at the end of the three year build out, we estimate that net savings will amount to approximately £23 million per annum, after migration costs of approximately £16 million. Migration costs are expected to reduce to negligible amount over the following 18 months;

• Accommodating significant growth in traffic volumes (particularly in broadband) at a much reduced capital intensity compared with legacy technologies.

The anticipated capital expenditure for the UK business (excluding Bulldog) had originally been expected to be approximately £160 million per annum over the next three years. The capital expenditure required for Cable & Wireless’ NGN is anticipated to amount to £190 million over the next three years, with some £80 million being spent in 2005/06. A large proportion of the NGN expenditure will replace legacy expenditure that would otherwise have been required to maintain the efficiency of the current network, as a result over the three year period a net increase in capital expenditure of approximately £35 million is associated with NGN.

UK capital expenditure, including NGN, of £225 million is expected in 2005/6. For the following two years, until completion of the NGN architecture, UK capital expenditure is expected to be around £145 million per annum.

Early network cost reduction

This network and operations review has also identified a first phase of opportunities to reduce costs by approximately £50m in 2005/6, ahead of anticipated NGN related savings. Most of these relate to outpayments and network costs, driven by traffic and interconnect optimisation.

We believe that pressure on pricing is likely to continue, particularly for traditional services, and that, by lowering the cost base in this way, this programme will substantially strengthen the company’s ability to manage the effect of these price movements

Broadband / Bulldog

The roll out of the Bulldog access network is progressing ahead of schedule. As of 15 April 2005 Bulldog had installed and released for service 320 exchanges. We expect therefore to complete the initial phase of our investment - 400 exchanges - by May 2005, seven months ahead of our initial timetable.

Customer response to our initial offer is encouraging and we remain very confident about the rate of customer acquisition in the second half of this calendar year, as we enter the full commercial phase of our plan.

We have also made substantial progress in the development of Bulldog’s organisation and the appointment of Emanuele Angelidis as CEO provides Bulldog with the leadership and operating experience to execute its plans.

It is against this background that the Bulldog team is developing plans for higher speed services (currently already twice as fast as BT) and an extended roll out that would take our market coverage beyond 30 percent. Cable & Wireless’ NGN forms the scalable and flexible basis on which to grow Bulldog’s service speed and footprint.

The plan will meet our internal financial criteria and its implementation will be phased with the evolution of customer demand. An update on the next phase of the plan will be communicated with the final results announcement on 26 May 2005.

Conference call

Cable & Wireless will host an analyst and investor conference call at 2pm today (20 April 2005) to discuss the contents of this press release. We advise users to dial in up to 15 minutes before the beginning of the presentation. A playback facility will be available immediately after the presentation concludes, using the access code detailed below. This recording will be available for one month.

Dial in details:

Conference Call: UK & International callers +44 (0) 1452 56 13 95
Playback facility: UK & International callers + 44 (0) 1452 55 00 00
Playback Access Code: 56704653#

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: +44 20 7315 6225

Media:
Lesley Smith
Group Director Corporate and Public Affairs
Tel: +44 (0) 1344 726945

Steve Double
Group Head of Media Communications
Tel: +44 (0) 1344 726946
Mob: +44 (0) 7917 067580

Cable & Wireless press office Tel: 01344 818888

Note to editors
Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless' principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com <http://www.cw.com>.